November 5, 2021

VIA EDGAR TRANSMISSION

Alberto Zapata, Esq.

Senior Counsel

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-0506

Re: Northern Lights Fund Trust IV, File Nos. 333-204808 and 811-23066 (“Registrant”)

Dear Mr. Zapata:

On September 1, 2021, the Registrant, on behalf of its proposed series, Sterling Capital Diversity Equity & Inclusion Active ETF (the “Fund”), filed an amendment to the registration statement under the Securities Act of 1933 on Form N-1A. In a telephone conversation on October 18, 2021, you provided me with comments to the amendment. Below, please find your comments and the Registrant’s responses, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Please note that added language is in italics and deleted language appears struck through.

General

Comment 1: The Staff notes that the Fund’s proposed name is based on its selection of sub-advisors. The Staff believes the name is misleading because the name suggests to prospective investors that “Diversity Equity & Inclusion” refers to the portfolio companies held by the Fund. Please change the name to match the Fund’s investment strategy, for example, “Sterling Capital Mid-to-Large Cap Equity Fund,” or, alternatively, adopt an 80% test with respect to securities that reflect a “Diversity, Equity & Inclusion” investment strategy.

Response: The Registrant has revised the name of the Fund to be “Sterling Capital Diverse Multi- Manager Active ETF”. The addition of “Multi-Manager” and the placement of “Diverse” before “Multi-Manager” clearly indicate that the Fund utilizes diverse managers to actively select securities for the Fund’s portfolio. At its core, the Fund will employ highly professional and talented businesses that are majority diverse-owned and/or controlled, which can be only fully recognized by prospective investors if “Diverse Multi-Manager” is in the Fund’s name. The name avoids potential investor confusion because “Diverse” modifies “Multi-Manager”.

To further guard against any potential investor confusion, the Fund’s investment objective will continue to state that “Diverse Multi-Manager” refers to the sub-advisors managing the Fund. In addition, as noted in the response to Comment 3, the Registrant has moved this disclosure in the

Philip.Sineneng@ThompsonHine.com Direct: 614.469.3217

Alberto Zapata, Esq.

November 5, 2021

principal investment strategy section so that it appears sooner and more prominently in the Fund’s Prospectus.

The Registrant further notes that the proposed Fund name will comply with Rule 35d-1 under the 1940 Act because 80% or more of the Fund’s assets will be invested in mid-to-large cap equity securities and the term “diverse” connotes neither a particular investment type nor an investment in particular industry.

When selecting the Fund’s original name, the Registrant and adviser were cognizant of SEC Guidance informing shareholders that they “should not rely upon [a] fund’s name without examining the prospectus further.” See “How to Read a Mutual Fund Prospectus (Part 1 of 3: Investment Objective Strategies and Risks),” SEC Investor Alert and Bulletin dated June 13, 2016. Nevertheless, in an effort to remove any potential investor confusion, the Registrant and adviser have agreed to change the Fund’s name.

Prospectus

Fee Table

Comment 2: In the preamble to the Fee Table, pursuant to Item 3 of Form N-1A, please include a cross reference to the section heading and page number in the Fund’s Statement of Additional Information where more information about sales charge discounts and other discounts is available.

Response: The Registrant notes that the Fund is an ETF and that shares of the Fund may only be purchased in creation units by authorized participants that have entered into agreements with the Fund’s distributor. Therefore, there are no sales charge discounts available and the sample language in Item 3 of Form N-1A regarding sale charge discounts is inapplicable.

Principal Investment Strategies

Comment 3: Please briefly explain “value,” “growth” and “core” strategies in plain-English. Specifically, please explain how the mid-cap core strategy relates to these strategies. Does the mid-cap core strategy have a value component, growth component and core component, or is it completely distinct?

Response: The Registrant has amended its Item 4 principal investment strategy disclosures to state the following:

Principal Investment Strategies: Under normal market conditions, the Fund invests at least 80% of its net assets (including investment borrowings) in equity securities issued by ~~U.S.~~ large-cap or ~~U.S.~~ mid-cap companies. The Fund considers

Alberto Zapata, Esq.

November 5, 2021

large capitalization companies to be those companies within the market capitalization range of the companies comprising the Russell 1000 Index (as of the index’s most recent reconstitution) and mid-capitalization companies to be those companies within the market capitalization range of companies comprising the Russell Midcap Index, a subset of the Russell 1000 Index. The Fund’s portfolio is principally composed of common stocks issued by companies domiciled in the United States, common stocks issued by non-U.S. companies that are principally traded in the United States and, to a lesser extent, American Depositary Receipts, which are deemed as foreign securities.

The Fund utilizes a multi-manager approach to provide exposure to an actively managed U.S. large-cap value strategy, an actively managed U.S. large-cap growth strategy, and an actively managed U.S. mid-cap core strategy. Each strategy reflects a separate sleeve of the Fund’s portfolio. Value strategies generally exhibit below market average valuations such as price-to-earnings ratio, growth strategies generally exhibit above market average earnings and revenue growth rates, and core strategies generally exhibit a balance of value and growth characteristics.

The adviser, Sterling Capital Management LLC (the “Adviser”) oversees investment sub-advisers, each of which provide investment recommendations generated by their respective model portfolios to the Adviser regarding the selection and allocation of the securities in the respective strategy under its management. The Adviser provides the day-to-day management of the Fund and determines each sub-adviser’s model portfolio weighting within the Fund through its asset allocation process. ~~makes strategic allocations to each sub-adviser based on their respective segment’s weighting within the Russell 1000 Index. Adjustments to the Net-of-benchmark weightings are determined by the Adviser’s tactical asset allocation process.~~ The Adviser selects the portfolio securities that the Fund buys and sells after reviewing each sub-adviser’s model recommendations.

The Adviser has evaluated and selected investment sub-advisers that are majority diverse-owned (i.e., greater than 50 percent owned and/or controlled by persons of designated diverse backgrounds, including women, racial minorities, LGBTQ+ individuals, veterans, and disabled individuals). Boston Common Asset Management LLC (“Boston Common”) is the sub-adviser for the actively managed U.S. large-cap value strategy and is a majority women-owned firm. GQG Partners LLC (“GQG”) is the sub-adviser for the actively managed large-cap growth strategy and is a majority Asian-owned firm. EARNEST Partners LLC (“EARNEST”) is the sub-adviser for the actively managed U.S. mid-cap core strategy and a majority Black-owned firm. The Adviser is not diverse-owned.

Alberto Zapata, Esq.

November 5, 2021

Boston Common integrates both financial and Environmental, Social and Governance (“ESG”) analysis into the investment process to identify companies that have not taken on large amounts of debt, or have experienced volatile operating performance that casts doubt on their future profitability along with a strong commitment to ESG principles. Boston Common identifies not only individual companies that provide the most opportunity, but by extension the most attractive sectors and industries available in markets. Boston Common subscribes to statistical databases and information services to monitor market developments, reviews research reports from financial analysts to understand the market’s expectations, and analyzes macroeconomic information, industry and company coverage and business news. Based on this array of sources, Boston Common forms an outlook for each company under consideration.

GQG uses a proprietary quantitative scoring and ranking system to identify companies that have quality attributes such as stable financials, a solid balance sheet, and high levels of profitability. GQG engages in due diligence of each company identified to understand characteristics like its key drivers of success, barriers to entry, sustainability in the industry, effectiveness of management, regulatory risks and end-consumer behavior. GQG looks for companies whose shares are selling at a discount to GQG’s calculation of its intrinsic value.

EARNEST uses a screen called Return Pattern Recognition®. Return Pattern Recognition® identifies companies that exhibit financial characteristics that have historically been linked with positive excess returns versus the benchmark. EARNEST engages in due diligence of each company on the resulting list and the members of EARNEST’s investment team votes on each candidate.

~~The~~ Tactical allocations to each sub-adviser’s recommended model portfolio, including which securities in the model and the weightings to such securities, is determined by using the Adviser’s own quantitative models that are tested in-depth to identify factors that have been consistently predictive of historical asset class returns and to avoid emotional and cognitive biases. The Adviser considers its models’ one-year forward asset class return forecasts to determine tactical ~~net of benchmark~~ portfolio asset class weights with an emphasis on limiting ~~net of benchmark risk or tracking error~~ any risk associated with significantly departing from each segment’s weighting within the benchmark. The Adviser makes asset allocation decisions depending on the attractiveness of the investment opportunity while seeking to limit such risk ~~tracking error~~ to reasonable levels ~~the Adviser pursues higher or lower relative tracking error through asset allocation decisions depending on the attractiveness of the investment opportunity~~. The Adviser

Alberto Zapata, Esq.

November 5, 2021

typically makes tactical adjustments to the Fund’s ~~investment portfolio~~ asset allocation positioning on a quarterly basis.

~~The Adviser evaluates and selects investment sub-advisers that are majority diverse-owned (i.e., greater than 50 percent owned, controlled, and operated by persons of designated diverse backgrounds, including women, racial minorities, LGBTQ+ individuals, veterans, and disabled individuals). Boston Common Asset Management LLC (“Boston Common”) is the sub-adviser for the actively managed U.S. large-cap value strategy. GQG Partners LLC (“GQG”) is the sub-adviser for the actively managed large-cap growth strategy. EARNEST Partners LLC (“EARNEST”) is the sub-adviser for the actively managed U.S. mid-cap core strategy.~~

~~Boston Common integrates both financial and Environmental, Social and Governance (“ESG”) analysis into the investment process to identify companies that have not taken on large amounts of debt, or have experienced volatile operating performance that casts doubt on their future profitability along with a strong record in ESG. Boston Common identifies not only individual companies that provide the most opportunity, but by extension the most attractive sectors and industries available in markets. Boston Common subscribes to statistical databases and information services to monitor market developments, reviews sell-side reports to understand the market’s expectations, and analyzes macroeconomic information, industry and company coverage and business news. Based on this array of sources, Boston Common forms an outlook for each company under consideration.~~

~~GQG uses a proprietary quantitative scoring and ranking system to identify companies that have quality attributes such as stable financials, a solid balance sheet, and high levels of profitability. GQG engages in due diligence of each company identified to understand characteristics like its key drivers of success, barriers to entry, sustainability in the industry, effectiveness of management, regulatory risks and end-consumer behavior. GQG looks for companies whose shares are selling at a discount to GQG’s calculation of its intrinsic value. GQG recommends to the Adviser those companies that it deems are high-quality, sustainable and available at a reasonable price.~~

~~EARNEST uses a screen called Return Pattern Recognition®. Return Pattern Recognition® identifies companies that exhibit financial characteristics consistent with outperformance of the market. EARNEST engages in due diligence of each company on the resulting list and the members of EARNEST’s investment team votes on each candidate.~~

Alberto Zapata, Esq.

November 5, 2021

Comment 4: Please confirm supplementally that the Adviser has a manager-of-managers order in place.

Response: The Registrant so confirms and notes that disclosure of the Adviser’s manager-of-managers order can be found on page 7 of the Prospectus immediately following the Fund’s Item 9 principal investment strategy disclosures.

Comment 5: Please explain what “net-of-benchmark weightings” means as used in the third paragraph under the heading “Principal Investment Strategies.” Relatedly, please explain what is meant by “limiting net of benchmark risk” as used in the fourth paragraph under the heading “Principal Investment Strategies.” Why is tracking error relevant when the Fund does not appear to track any index?

Response: The Registrant refers to its response to Comment 3.

Comment 6: Please consider reordering the principal investment disclosures so that the description of each sub-advisor and how it was selected appears earlier in the disclosures. Please clarify how the strategies managed by each sub-advisor match the Fund’s objectives, e.g., does each sub-advisor use ESG screen that deal with DE&I?

•	With respect to Boston Common, please describe with greater specificity what is meant by a “strong record” in ESG. Please also define or explain “sell-side reports” in plain-English.
•	With respect to GQG, please clarify whether the sub-advisor is employing an ESG screen when it seeks companies that are “sustainable.”
•	With respect to EARNEST, please state the methodology used by the sub-advisor to determine what is “outperformance of the market.”

Response: The Registrant refers to its response to Comment 3.

Principal Investment Risks

Comment 7: The Staff’s position on risk disclosures for the past several years has been to disclose risks in the order of significance or prominence to the fund’s strategy. Disclosing risks in alphabetical order suggests that each are equally imminent, whereas the risk disclosures should give shareholders which risks are of greater concern or salient to the fund. Pursuant to remarks from Dalia Blass, the former Director of the Division of Investment Management, please re-order the Fund’s principal risk disclosures so that the greatest risks are listed first. The remaining risks can be listed alphabetically. See ADI 2019-08, “Improving Principal Risks Disclosure” at www.sec.gov.

Alberto Zapata, Esq.

November 5, 2021

Response: The Registrant has given the Staff’s position, as well as Ms. Blass’s remarks and ADI 2019-08, thoughtful consideration. The Registrant respectfully declines to re-order the Fund’s risk disclosures as requested. The materiality of each risk is fluid, i.e., what is the most material risk today may not be the most material risk tomorrow. Market disruptions and volatility as a result of the global COVID-19 pandemic demonstrate that it is not possible to anticipate which risk will present the greatest concern to the Fund at any given moment. Therefore, the Registrant believes that emphasizing one risk over another may be misleading to investors.

Comment 8: Please provide a principal investment strategy that corresponds with “Distressed Equities Risk.” Please provide a principal investment risk that corresponds with the Fund’s core investing strategy.

Response: The Registrant has removed “Distressed Equities Risk” from its principal investment risk disclosures. The Registrant has given thoughtful consideration to the Staff’s comment regarding the investment risks of the Fund’s core investing strategy. The Registrant believes that its disclosures of “Growth Investing Risk”, “Investment Style Risk”, “Management Risk” and “Value Investing Risk” adequately capture the risks of its core investing strategy and respectfully declines to disclose additional risks in connection thereto.

Additional Information About Principal Investment Strategies and Related Risks

Comment 9: Please be sure to carry through any of the foregoing comments to the “Additional Information About Principal Investment Strategies and Related Risks” section of the Prospectus as necessary.

Response: The Registrant has considered each of the foregoing comments as they may apply to its disclosures in the “Additional Information About Principal Investment Strategies and Related Risks.”

Statement of Additional Information

Comment 10: In the Proxy Voting Policies and Procedures, please add discussion on how the Fund will use ESG screens or ESG principles as part of its proxy voting.

Response: The Registrant has confirmed the Adviser is responsible for the Fund’s proxy voting and utilizes, among other sources, the Glass Lewis Proxy Voting Policy which focuses on promoting board independence and diversity, and shareholder rights. The Adviser’s portfolio managers, as part of their fundamental security analysis, consider aspects that tie into proxy voting matters. As the Fund is not an ESG fund, the Adviser will not apply ESG screening or ESG principles as a primary factor for proxy voting for the Fund.

Alberto Zapata, Esq.

November 5, 2021

If you have any questions, please call Bibb L. Strench at (202) 973-2727 or the undersigned at (614) 469-3217.

Very truly yours,

/s/ Philip B. Sineneng

Philip B. Sineneng

cc:	JoAnn M. Strasser

Bibb L. Strench